Exhibit (a)(2)(N)

[Translation]

To Our Officers & Employees,

The period during which tenders may be made pursuant to a cash tender offer (the “Offer”) by eBay KTA (UK) Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of eBay Inc. (“eBay”), which has commenced as of May 5, 2009 (Seoul time) and expired as of June 13, 2009 (Seoul time) has been extended due to the announcement by the Offeror of a subsequent offering period (the “Subsequent Offering Period”). The Offer is being made pursuant to an Offer to Purchase by the Offeror dated May 5, 2009 (as amended and supplemented, the “Offer to Purchase”). The Subsequent Offering Period shall expire at 6:00 am on July 21, 2009, Seoul time, unless extended.

In accordance with the Offer to Purchase, you may tender common shares of GMARKET INC. (“Common Shares”) or American Depositary Shares (each outstanding American Depositary Share representing one Common Share)(“ADSs”). Please review the Offer to Purchase for information concerning the matters you should consider in determining whether you wish to participate in the Offer and whether you wish to tender Common Shares or ADSs.

If you wish to tender either Common Shares or ADSs, we recommend that you visit Korea Securities Depositary and transfer the Common Shares you intend to tender to Goodmorning Shinhan Securities Co., Ltd. (“GSS”). If you wish to convert your Common Shares to ADSs before tendering them, that visit should occur by June 19, 2009 (Friday), Seoul time. Common Shares may be tendered through GSS at any time prior to expiration of the Subsequent Offering Period.

Payment for the Common Shares and ADSs tendered during the Subsequent Offering Period shall be made individually by deposit of the purchase price through GSS (for the Common Shares tendered) or Citibank, N.A. (for ADSs tendered) promptly after the Common Shares or ADSs are accepted.